Exhibit 99.1

NEWS RELEASE

OLYMPUS DRILLING AT PHUOC SON EXTENDS
DAK SA SHEAR ZONE 400 METERS

HIGHLIGHTS

•	Three diamond drill holes have intersected the Dak Sa north ore body along strike and down dip confirming the ore body extends 400 meters to the north of the current resource boundary

•	DSDH 254 drilled 65 meters west of DSDH 222 intersected 6.25 g/t Au over 6.25 meters

•	DSDH 251, 155 meters northwest of hole 237 and the current ore resource boundary intersected 6.40 g/t au over 4.58 meters

•	DSDH 249 drilled 400 meters north of the current Ore Resource Boundary intersected characteristic features of the up dip limit of the ore body giving an intersection of 2.35 g/t Au over 0.47 meters

Notes:
1.	Unless otherwise stated, holes were collared at a declination of minus 90 degrees
2.	Grades are uncut.
3.	Intersection widths approximate to true widths but this can only be accurately determined when block modelling is undertaken
4.
The Mineral Assay and Service Co. Ltd. (MAS Laboratory) located in Bangkok, Thailand, performed all assays using the Fire Assay method on 50 grams of prepared sample. The Thailand Department of Industrial Works and Ministry of Industry certify the MAS laboratory.

249
253
251
254
250
252
255
256
257
4.02 / 7.90m incl.
6.40 / 4.58m
0.97 / 2.20m
incl. 4.65 / 0.35m
2.35 / 0.47m
3.24 / 1.30m
4.27 / 13.05m incl.
8.34 / 6.25m
0.89 / 1.50m
1.44 / 0.65m
2.03 / 2.50m
10.00 / 1.00m
4.06 / 1.50m
8.20 / 1.50m
North Extension
North Deposit
South Deposit
500m
N
Legend
Previous Hole
Completed Exploration Hole 2008
Completed Infill Hole 2008
Hole In Progress
Planned Hole
2007 Metallurgical Hole
Current Resource Boundary
Indicated Trend
Ore Trend

Toronto June 5, 2008 Olympus Pacific Minerals Inc. (“the Company”) (TSX: OYM) is pleased to announce continuing success from step-out drilling along the northern extension of the Dak Sa shear zone within the Phuoc Son Goldfield. The ore body now extends 400 meters north from the current resource boundary and strike length of the North Deposit now totals 1,500 meters and remains open both along strike and down dip. These intersections confirm that Olympus is on track to make a significant addition to the Phuoc Son Ore Resources by year end.

The Dak Sa shear zone remains open along strike and down dip and has the potential to host multiple repetitions of North/South style ore zones. Since Dak Sa is only one of a number of largely un-explored, comparably mineralized structures within the property, the Dak Sa North-Extension drilling results demonstrate that resources announced to date constitute only a minor component of the global potential of the Phuoc Son Property.

Current drilling programs will concentrate on extending the Southern (Bai Dat) part of the Dak Sa deposit and confirming the continuity of the ore body between the South and North deposits. Year to date, the northern- extension drilling programs has completed 5,165 meters in 12 holes.

Phuoc Son deposit is located in the western highlands of Quang Nam Province, in central Vietnam some 8 km (14.5 km by road) northwest of the small town of Kham Duc and approximately 90km (140 km by road) southwest of the port city of Da Nang.

Olympus, as first mover in Vietnam, is positioned to become a leading gold explorer and producer in Southeast Asia. Olympus is committed to its vision of making major discoveries in the region and increasing shareholder wealth.

For further information contact:

David Seton, Chairman and Chief Executive Officer
Jim Hamilton, VP Investor Relations

T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4502
www.olympuspacific.com

Unless otherwise noted, the technical information in this release has been prepared by and/or reviewed by Mr. TRP (Rod) Jones, Vice-President Exploration for Olympus Pacific Minerals Inc, who is a Qualified Person as defined by National Instrument 43-101. Statements contained in this release that are not historical facts are forward-looking statements which involve risk and uncertainties, which could cause actual results to differ materially from those expressed in the forward-looking statements. The Company relies upon litigation protection for forward-looking statements.

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.